

Se's Mall
Mall Processing
Section

AUG 2 8 2008

Washington, DC
108

SECU  SION

08032507

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 46313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____7/1/2007_____ AND ENDING_____6/30/08_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENSSELAER SECURITIES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1000 KENWOOD STREET
_____
                        (No. and Street)

LATHAM	NEW YORK	12110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     DENNIS L. O'BRIEN   518-786-1177
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     CUSACK AND COMPANY CPAs
_____
               (Name – *if individual, state last, first, middle name*)

7 AIRPORT PARK BLVD	LATHAM	NEW YORK	12110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___DENNIS L. O'BRIEN_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___RENSSELAER SECURITIES CORP_____ , as

of ____JUNE 30_____, 2008_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

TRACI J. DAOUST
Notary Public, State of New York
No. 5005806
Qualified in Rensselaer County
Commission Expires Dec. 21, 20 __10

_____
Noþary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CUSACK & COMPANY

Certified Public Accountants LLC
7 AIRPORT PARK BOULEVARD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: INFO@CUSACKCPA.COM
WWW.CUSACKCPA.COM

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
PAUL A. CUDA, CPA
JAMES M. CUSACK, CPA

JOHN A. CIMINO, CPA
WENDY M. LAING, CPA
JASON D. MARRA, CPA
JOHN A. CRISCONE
TERRENCE P. GILLOOLEY
JOHN J. TAFILOWSKI
KIMBERLY A. URQUHART

CLIFTON PARK/HALFMOON OFFICE
(518) 664-7063

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Rensselaer Securities Corp.

In planning and performing our audit of the financial statements of Rensselaer Securities Corp. (the Company), as of June 30, 2008 and for the year then ended we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under § 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives stated in Securities and Exchange Commission rule 17a-5(g). Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

CUSACK & COMPANY, CPA'S LLC

Latham, New York
August 22, 2008

RENSSELAER SECURITIES CORP.

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

JUNE 30, 2008 AND 2007

CUSACK & COMPANY
Certified Public Accountants LLC
7 AIRPORT PARK BOULEVARD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: INFO@CUSACKCPA.COM
WWW.CUSACKCPA.COM

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
PAUL A. CUDA, CPA
JAMES M. CUSACK, CPA

JOHN A. CIMINO, CPA
WENDY M. LAING, CPA
JASON D. MARRA, CPA
JOHN A. CRISCONE
TERRENCE P. GILLOOLEY
JOHN J. TAFILOWSKI
KIMBERLY A. URQUHART

CLIFTON PARK/HALFMOON OFFICE
(518) 664-7063

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Rensselaer Securities Corp.

We have audited the accompanying statements of financial condition of Rensselaer Securities Corp. as of June 30, 2008 and 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2008 and 2007, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cusack & Company, CPA's LLC

CUSACK & COMPANY, CPA'S LLC

Latham, New York
August 22, 2008

ASSETS

	2008	2007
Cash	$ 9,766	$ 9,834
Securities with Clearing Organization	1,504,335	1,545,702
Other Deposits, at Fair Value	100,422	101,597
Investments	16,300	16,300
Prepaid Income Taxes	- '	25
Prepaid Expenses	4,428	14,678
Property, Plant and Equipment, Less Accumulated Depreciation of $35,983 and $33,351	8,571	6,663
Total Assets	$ 1,643,822	$ 1,694,799

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Cash Overdraft with Clearing Organization	$ 514,219	$ 509,336
Securities Sold Not Yet Purchased	19,100	12,297
Accounts Payable	19,683	12,520
Accrued Expenses	1,457	1,357
Total Liabilities	554,459	535,510
Stockholders' Equity:		
Common Stock, No Par Value; Shares Authorized 200; 50 Shares Issued and Outstanding, at June 30, 2008 and 2007, respectively	100	100
Additional Paid-In Capital	125,275	125,275
Retained Earnings	963,988	1,033,914
Total Stockholders' Equity	1,089,363	1,159,289
Total Liabilities and Stockholders' Equity	$ 1,643,822	$ 1,694,799

	2008	2007
Revenue:		
Dealer Inventory and Investment Gains	$ 549,004	$ 544,012
Commission Income	20,326	41,711
Interest and Dividend Income	85,492	63,231
Miscellaneous Income	35,939	-
	690,761	648,954
Expenses:		
Employee Compensation and Benefits and Related Taxes	279,462	153,876
Pension Expense	45,000	42,000
Quotation Services	61,055	35,840
Clearing and Commission Fees	52,670	51,805
Other Operating Expenses	114,338	91,341
	552,525	374,862
Income Before Provision for Income Taxes	138,236	274,092
Provision for Income Taxes	(100)	(100)
Net Income	$ 138,136	$ 273,992

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance: June 30, 2006	$ 100	$ 125,275	$ 1,028,078	$ 1,153,453
Net Income for the Year Ended June 30, 2007	-	-	273,992	273,992
Stockholders' Distributions of Net Income	-	-	(268,156)	(268,156)
Balance: June 30, 2007	$ 100	$ 125,275	$ 1,033,914	$ 1,159,289
Net Income for the Year Ended June 30, 2008	-	-	138,136	138,136
Stockholders' Distribution of Net Income	-	-	(208,062)	(208,062)
Balance: June 30, 2008	$ 100	$ 125,275	$ 963,988	$ 1,089,363

	2008	2007
Cash Flows from Operating Activities:		
Net Income	$ 138,136	$ 273,992
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities:		
Depreciation of Property, Plant and Equipment	2,632	3,236
Unrealized (Gain) Loss on Securities	130,064	(29,882)
Change in Assets and Liabilities:		
Securities Inventory	(88,697)	(153,255)
Due from Cleaning Organization	-	-
Prepaid Income Taxes	25	-
Prepaid Expenses	10,250	(11,472)
Accounts Payable and Accrued Expenses	7,263	(2,549)
Securities Sold Not Yet Purchased	6,803	(6,122)
Net Cash Provided By Operating Activities	206,476	73,948
Cash Flows Provided By (Used In) Investing Activities:		
Capital Expenditures	(4,540)	(325)
Other Deposit with Clearing Organization	1,175	(474)
Net Cash Used In Investing Activities	(3,365)	(799)
Cash Flows Used in Financing Activities		
Stockholders' Distribution of Net Income	(208,062)	(268,156)
Net Decrease in Cash and Cash Equivalents	(4,951)	(195,007)
Cash (Overdraft) and Cash Equivalents at Beginning of Period	(499,502)	(304,495)
Cash (Overdraft) and Cash Equivalents at End of Period	$ (504,453)	$ (499,502)
Composition of Cash and Cash Equivalents:		
Cash	9,766	9,834
Cash (Overdraft) with Clearing Organization	(514,219)	(509,336)
	$ (504,453)	$ (449,502)
Supplemental Disclosure of Other Cash Items:		
Interest Paid	$ 43,440	$ 15,460

1. **SIGNIFICANT ACCOUNTING POLICIES**

    Organization

    The Company was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

    Revenue Recognition

    The Company records security transactions and related expense on a trade date basis.

    Income Taxes

    Income tax expense is provided on income as reported in the statements of income regardless of when such taxes are payable. Deferred taxes result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

    Under the asset and liability method of SFAS N$^{\underline{o}}$ 109, deferred tax assets would be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These timing differences are not considered to be material, therefore no deferred tax provision has been recorded.

    Property, Plant and Equipment

    Capital expenditures consisting of office furniture and equipment are depreciated over the estimated useful lives of the related assets ranging from three to ten years using the straight line method.

    Advertising

    Advertising and promotional costs are expensed as incurred.

    Cash and Cash Equivalents

    Cash of $9,766 and $9,834 at June 30, 2008 and 2007, respectively, consists of cash in banks and financial institutions and cash on hand. For purposes of the statement of cash flows, the Corporation also considers cash deposited with the clearing organization to be cash equivalents.

1. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

    Securities and Exchange Commission Rule 15c3-3 Exemption

    The Corporation was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2008 or June 30, 2007. Customer transactions are not handled by the Corporation, rather transactions are processed through a carrying broker, on a fully disclosed basis. The Corporation does not maintain margin accounts for their customers. The Corporation has no liabilities subordinated to the claims of general creditors. The Corporation is not a member of any securities exchange.

    Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

2. **OTHER DEPOSITS**

    In December 1993, the Corporation made an initial required interest bearing deposit with its clearing agent. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in either cash, U.S. Treasury Bills or a money market fund. The fair value of the good faith deposit was $100,422 and $101,597 at June 30, 2008 and 2007, respectively.

3. **INVESTMENTS**

    Investments for trading purposes, including those securities held by the clearing organization, are marked to the market price. Realized and unrealized gains or losses are therefore recognized as revenue during the current period.

4. OTHER OPERATING EXPENSES

Other operating expenses consisted of the following for the period ended June 30:

	2008	2007
Consulting and Temporary Help	$ 800	$ 1,445
Professional Fees	25,440	27,076
Occupancy	13,800	13,600
Regulatory Dues and Fees	2,468	1,467
Dues and Subscriptions	460	335
Office Expenses	6,611	5,205
Communications	7,451	7,312
Insurance and Bonding	1,703	6,045
Depreciation and Amortization	2,632	3,236
Margin Interest	43,440	15,460
Meals, Travel and Entertainment	9,533	10,160
	$ 114,338	$ 91,341

5. PENSION BENEFITS

The Corporation maintains two qualified retirement plans. Both plans are defined contribution plans that cover employees 21 years or older that have provided 1,000 hours of service per year. One plan allows a discretionary contribution up to 15% of compensation while the other plan requires a contribution of 5% of each participants compensation for the plan year. The amounts contributed annually to each plan are allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In each plan participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under each Plan is 59½ years old. The total contributed to all plans was $45,000 for the year ended June 30, 2008 and $42,000 for June 30, 2007.

6. INCOME TAXES

Income tax expense consisted of the following for the years ended June 30:

	2008	2007
Current Income Tax:		
State	$ 100	$ 100

The Corporation elected to be treated as a Sub-Chapter S-Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Corporation will generally not pay Federal income taxes and will be only subject to State income taxes based on the required minimum franchise tax.

7.   **NET CAPITAL REQUIREMENTS**

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2008, the Corporation had net capital, as defined, of $845,765 which was $745,765 in excess of its minimum required net capital of $100,000. The Corporation's ratio of aggregate indebtedness to net capital was .63 to 1 at June 30, 2008. At June 30, 2007 the Corporation had net capital, as defined, of $898,837 which was $798,837 in excess of its minimum required net capital of $100,000. The Corporation's ratio of aggregate indebtedness to net capital was .58 to 1 at June 30, 2007.

8.   **COMMITMENTS AND CONTINGENT LIABILITIES**

Off-Balance-Sheet Risk

The Corporation engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Corporation to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the periods ended June 30, 2008 and 2007, the Corporation did not hold customer securities.

Litigation

Management was not aware of any pending or threatened litigation that could result in any material adverse effect on the Corporation's financial condition as of June 30, 2008 and 2007.

Operating Leases

The Corporation leased office space under an operating lease at $1,100 per month, through October 2006 at which time it was renewed for an additional year at $1,150 per month. An additional one year renewal was subsequently exercised through October, 2008. Future minimum payments under this agreement for the year ending June 30, 2009 is $4,600.

9.   **MARGIN ACCOUNT**

The Company will occasionally purchase securities on margin for the Firm account. These loans are short term in nature. The interest rate charged on margin loans is 1% above the brokers call. The loan is collateralized by Securities owned by the Company. Margin interest is charged on the net cash overdraft balance with the clearing organization.

OTHER FINANCIAL INFORMATION

RENSSELAER SECURITIES CORP.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2008 AND 2007

	2008	2007
Net Capital		
Total Stockholders' Equity Qualified for Net Capital	$ 1,089,363	$ 1,159,289
Deductions and/or Charges:		
Non-Allowable Assets:		
Petty Cash	450	450
Purchased Interest	4,930	8,102
Investments	16,300	16,300
Property, Plant and Equipment	8,571	6,663
Prepaid Expenses	4,428	14,703
Total Non-Allowable Assets	34,679	46,218
Net Capital Before Haircuts on Securities Positions	1,054,684	1,113,071
Haircuts on Securities	208,919	214,234
Net Capital	$ 845,765	$ 898,837
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition:		
Cash Overdraft	$ 514,219	$ 509,336
Accounts Payable	19,683	12,520
Accrued Expenses	1,457	1,357
Total Aggregate Indebtedness	$ 535,359	$ 523,213
Computation of Basic Net Capital Requirement		
6⅔% of Aggregate Indebtedness	$ 35,690	$ 34,880
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital Over Minimum Net Capital Requirement	745,765	798,837
Excess Net Capital at 1000%*	792,229	846,515

* Calculated as Net Capital - (Total Aggregate Indebtedness x 10%)

Reconciliation with Corporation's Computation (included in Part II
of Form X-17A-5 as of June 30, 2008 and 2007

	2008	2007
Net Capital, as reported in Corporation's Part II (Unaudited)		
FOCUS Report	$ 845,765	$ 898,837
Net Audit Adjustments	-	-
Net Capital Per Above	$ 845,765	$ 898,837

	2008	2007
CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$ -	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-	-
Credit balances in firm accounts which are attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days old	-	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	-
Total Credit Items	-	-
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-	-
Other	-	-
Total Debit Items	-	-
RESERVE COMPUTATION:		
Excess of Total Debits Over Total Credits	-	-
Required Deposit	$ -	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c-3 as customer securities are not held by RSC.

During the years ended June 30, 2008 and 2007, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.

